

November 10, 2011

Via E-mail
William J. Caragol
Chief Executive Officer
PositiveID Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

> **Re:** **PositiveID Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 2, 2011**
> **File No. 001-33297**

Dear Mr. Caragol:

We have limited our review of your filing to those issues we have addressed in our comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1, page 1

Background, page 1

1. We note your response to comment 1 in our letter dated October 27, 2011. Your response does not fully describe why you entered into three stock purchase agreements with Ironridge containing separate and distinct terms under each agreement. Please explain in plain English why each of the agreements entered into provides "the most flexibility in terms of securities sold, as well as sufficient funds to meet [y]our working capital requirements." For example, explain why you entered into two separate agreements with Ironridge in which you are offering two separate classes of convertible preferred stock with unique conversion terms and prices. Explain why you are attempting to register the resale of the common stock underlying only the Series G preferred stock and not also the Series F preferred stock. Also explain why you are permitting Ironridge to pay a minimal amount of cash compared to the amount of consideration that it may pay by issuing a promissory note. Discuss why you agreed that Ironridge does not have to repay its promissory notes if there are any shares of

Series F or Series G preferred stock outstanding, which means that the company would have to convert or redeem the Series F and Series G preferred stock from Ironridge. Disclose the extent to which the redemption amounts paid to Ironridge could equal or exceed the amounts due under the Ironridge promissory notes so that the net effect is that Ironridge will not have paid any consideration for the securities. Disclose the extent to which the shares issuable upon conversion of the Series F preferred by the company could exceed the shares issuable upon conversion if converted by Ironridge.

2. Disclose the total amount of securities that you have already issued to Ironridge under the stock purchase agreements (including the total amount of common shares into which the Series F preferred stock is convertible), the total amount of cash Ironridge has paid, the total amount Ironridge has paid through promissory notes, and the value of the shares issued to Ironridge to date based upon the current market price of the company's shares.

Why We Are Seeking Stockholder Approval, page 1

3. We note your response to comment 2 in our letter dated October 27, 2011. Also disclose that you are required to seek stockholder approval under the stock purchase agreements with Ironridge.

Terms of the Ironridge Financings, page 1

4. We note your revised disclosure provided in response to comment 7 in our letter dated October 27, 2011. Please clarify your disclosure so it is clear to investors that you may not receive any or all of the proceeds from the sale of your common shares under these agreements.

Security Ownership of Certain Beneficial Owners and Management, page 16

5. We note that Messrs. Silverman and Caragol lack dispositive power over shares they have loaned to Optimus Capital Partners, LLC. Please disclose who has dispositive powers over those shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Tammy Knight, Esq.
       Holland & Knight LLP